Exhibit 99.1

Cellectis and Servier Execute the Amendment Confirming the Expansion of Their Collaboration on UCART19 Products

Cellectis grants additional rights to Servier to develop and commercialize all next generation gene-edited allogeneic CAR T-cell products targeting CD19, including ALLO-501A

NEW YORK--(BUSINESS WIRE)--March 4, 2020--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Euronext Growth: ALCLS; Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on gene-edited allogeneic CAR T-cells (UCART), and Servier, an international pharmaceutical company, today announced the execution of the amendment to the agreement initially signed between the two companies in 2014 and modified in 2019. This amendment follows the execution of the binding term sheet announced on February 18, 2020.

Under this amendment, Cellectis grants to Servier an expanded exclusive worldwide license to develop and commercialize all next generation gene-edited allogeneic CAR T-cell products targeting CD19, including rights to ALLO-501A, an anti-CD19 candidate in which the rituximab recognition domains have been removed, either directly or through its US sublicensee, Allogene Therapeutics.

Financial terms are improved to include an additional USD 27.6 million (EUR 25 million) upfront payment, as well as up to USD 410 million (EUR 370 million) in clinical and commercial milestones. The royalty rate is increased from tiered high single-digit royalties to flat low double-digit royalties based on net sales of products.

In addition, Cellectis regains exclusive control over the five undisclosed allogeneic CAR T-cell targets previously covered by the initial agreement.

About UCART19/ALLO-501 and ALLO-501A

UCART19/ALLO-501 and ALLO-501A are two anti-CD19 allogeneic CAR-T product candidates being jointly developed under a clinical development collaboration between Servier and Allogene Therapeutics based on an exclusive license granted by Cellectis to Servier.

Such products utilize Cellectis’ technologies, including TALEN® gene editing technology pioneered and controlled by Cellectis. Servier grants to Allogene exclusive rights to UCART19 in the US while Servier retains exclusive rights for all other countries.

About Cellectis

Cellectis is developing the first of its kind allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients. As a clinical-stage biopharmaceutical company with over 20 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to target and eradicate cancer cells.

As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing life-saving UCART product candidates to address unmet needs for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) and multiple myeloma (MM).

Cellectis headquarters are in Paris, France, with additional locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). For more information, visit www.cellectis.com.

Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

TALEN® is a registered trademark owned by Cellectis.

About Servier

Servier is an international pharmaceutical company governed by a non-profit foundation, with its headquarters in France (Suresnes). With a strong international presence in 149 countries and a turnover of 4.6 billion euros in 2019, Servier employs 22 000 people worldwide. Entirely independent, the Group reinvests in average 25% of its turnover (excluding generics) every year in research and development and uses all its profits for development. Corporate growth is driven by Servier’s constant search for innovation in five areas of excellence: cardiovascular, immune-inflammatory and neurodegenerative diseases, cancer and diabetes, as well as by its activities in high-quality generic drugs. Servier also offers eHealth solutions beyond drug development.

More information: www.servier.com

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Disclaimer

This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risk factors that may affect company business and financial performance is included in Cellectis’ Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2019 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Contacts

Cellectis
Media:
Jennifer Moore, VP of Communications, 917-580-1088, media@cellectis.com
Caitlin Kasunich, KCSA Strategic Communications, 212-896-1241, ckasunich@kcsa.com

IR:
Simon Harnest, VP of Corporate Strategy and Finance, 646-385-9008, simon.harnest@cellectis.com

Servier
Press:
Sonia Marques : presse@servier.com – +33 (0)1 55 72 40 21 / + 33 (0) 7 84 28 76 13
Jean-Clément Vergeau : presse@servier.com – +33 (0)1 55 46 16 / +33 6 79 56 75 96